ASCENT ASSURANCE, INC.

PRESS RELEASE
Source:       Ascent Assurance, Inc.

Corporate Contact:
              Cynthia B. Koenig
              Chief Financial Officer
              (817) 878-3732

                                                          FOR IMMEDIATE RELEASE:
                                                               November 14, 2002

                 ASCENT ASSURANCE REPORTS THIRD QUARTER RESULTS

FORT WORTH, Texas, November 14, 2002...Ascent Assurance, Inc. (AASR.OB) reported today net income of $154,000 for the third quarter of 2002 as compared to net income of $244,000 for the third quarter of 2001. After deducting preferred stock dividends, the loss applicable to common stockholders was ($672,000) or ($.10) per common share for the third quarter of 2002 as compared to ($502,000) or ($.08) per common share for the third quarter of 2001. For the nine months ended September 30, 2002, the net loss was ($174,000) as compared to ($1.6) million for the corresponding 2001 period. After deducting preferred stock dividends, the loss applicable to common stockholders was ($2.6) million or ($.40) per common share for the nine months ended September 30, 2002 as compared to ($3.7) million or ($.57) per common share for the corresponding 2001 period. Preferred stock dividends are payable through the issuance of additional shares of preferred stock or cash, at the Company's option. Preferred stock dividends accrued in the first nine months of 2002 were paid through the issuance of 2,415 shares of preferred stock.

Excluding the impact of net realized investment gains and losses, operating income for the third quarter of 2002 was $70,000 as compared to operating income of $33,000 for the third quarter of 2001. For the nine months ended September 30, 2002, operating income was $159,000 as compared to an operating loss of ($1.9) million for the corresponding 2001 period.

Total revenues were $33.1 million and $100.1 million for the third quarter and nine months ended September 30, 2002, respectively, as compared to $38.9 million and $118.5 million for the corresponding 2001 periods. Total premium revenues decreased by $3.8 million or 12.0% for the third quarter and $10.8 million or 11.3% for the nine months ended September 30, 2002 as compared to the corresponding prior year periods. The decline in premium revenue is principally attributable to the expected decline in premium from unprofitable major medical products marketed prior to July 2000.

The benefits and claims to premium ratio was 70.1% and 71.1% for the third quarter and nine months ended September 30, 2002, respectively, as compared to 70.7% and 75.1% for the corresponding 2001 periods. Operating expenses include interest expense of $1.6 million and $813,000 for the nine months ended September 30, 2002 and 2001, respectively, related to financing obtained in April 2001 from an affiliate of the Company's largest stockholder. The Company has elected to pay the interest in kind through the issuance of additional notes payable.

Patrick J. Mitchell, Chairman and CEO, commenting on third quarter operations said: "We are pleased that our operating income continues to show improvement despite difficult market conditions. Our reduced premium levels reflect our decision to focus on the bottom line rather than top line growth. We are developing several new marketing initiatives to be introduced in early 2003, which should improve growth in new business sales."

Ascent Assurance, Inc. is an insurance holding company primarily engaged in the development, marketing, underwriting and administration of medical-surgical expense, supplemental health, life and disability insurance products to self-employed individuals and small business owners. Marketing is achieved primarily through the career agency force of its marketing subsidiary. The Company's goal is to combine the talents of its employees and agents to market competitive and profitable insurance products and provide superior customer service in every aspect of operations. (www.ascentassurance.com)

        (Forward-Looking Statements: The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This press release contains forward-looking statements regarding the intent, belief or current expectations of the Company and members of its senior management team. While the Company believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Factors that would cause actual results to differ materially from those contemplated within this press release can be found in the Company's Form 10-K for the year ended December 31, 2001 and Forms 10-Q for the quarters ended March 31, 2002 , June 30, 2002 and September 30, 2002. Such factors include but are not limited to: any limitation imposed on the Company's ability to control the impact of rising health care costs, especially prescription drugs, and rising medical service utilization rates through product and benefit design, underwriting criteria, premium rate increases, utilization management and negotiation of favorable provider contracts; the impact of changing health care trends on the Company's ability to accurately estimate claim and settlement expense reserves; developments in health care reform and other regulatory issues, including the Health Insurance Portability and Accountability Act and increased privacy regulation, and changes in laws and regulations in key states where the Company operates; the Company's ability to meet minimum regulatory capital requirements for its Insurance Subsidiaries; the ability of the Company to maintain adequate liquidity for its non-insurance subsidiary operations including financing of commission advances to agents; default by issuers of fixed maturity investments owned by the Company; and the loss of key management personnel.)

                             ASCENT ASSURANCE, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (000's omitted, except for per share amounts)

                                                  Three Months Ended          Nine Months Ended
                                                     September 30,              September 30,
                                           --------------------------  --------------------------
                                                2002         2001          2002          2001
                                           ------------  ------------  ------------  ------------

First-year premium                         $    5,715    $    7,176    $   17,603    $   23,544
Renewal premium                                22,156        24,496        67,224        72,043
                                           ------------  ------------  ------------  ------------
      Total premiums                           27,871        31,672        84,827        95,587

Net investment income                           1,929         2,186         5,891         6,802
Fee, service and other income                   3,229         4,852         9,725        15,822
Net realized gain (loss) on investments            84           211          (333)          306
                                           ------------  ------------  ------------  ------------
      Total revenue                            33,113        38,921       100,110       118,517
                                           ------------  ------------  ------------  ------------

Benefits and claims                            19,525        22,392        60,344        71,767
Change in deferred acquisition costs              105         1,118           (39)       (1,109)
Commissions                                     4,274         5,031        12,687        16,532
General and administrative expenses             7,521         8,310        22,490        28,063
Taxes, licenses and fees                          905         1,186         2,956         3,539
Interest expense on notes payable                 629           640         1,846         1,296
                                           ------------  ------------  ------------  ------------
      Total expenses                           32,959        38,677       100,284       120,088

Income (loss) before income taxes                 154           244          (174)       (1,571)
Federal income taxes                                -             -             -             -
                                           ------------  ------------  ------------  ------------

      Net income (loss)                    $      154    $      244    $     (174)   $   (1,571)

Preferred stock dividends                         826           746         2,416         2,166
                                           ------------  ------------  ------------  ------------
Loss applicable to common stockholders     $     (672)   $     (502    $   (2,590)   $   (3,737)
                                           ============  ============  ============  ============

Basic and diluted loss per common share    $     (.10)   $     (.08    $     (.40)   $     (.57)
                                           ============  ============  ============  ============

Weighted average shares outstanding:
      Basic                                     6,502         6,500         6,501         6,500
                                           ============  ============  ============  ============
      Diluted                                   6,502         6,500         6,501         6,500
                                           ============  ============  ============  ============


                             ASCENT ASSURANCE, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (000's omitted)

                                                 September 30,     December 31,
                                                     2002             2001
                                                  (Unaudited)       (Audited)
                                                --------------    --------------


Assets
Investment assets                               $    109,443      $    113,901
Cash                                                   1,996             2,337
Accrued investment income                              1,410             1,710
Deferred policy acquisition costs                     25,639            25,600
Agent receivables, net                                 6,782             7,412
Property and equipment                                 4,224             5,436
Other assets                                           6,902             6,197
                                                --------------    --------------
      Total Assets                              $    156,396      $    162,593
                                                ==============    ==============

Liabilities and Equity
Policy liabilities                              $     91,955      $     98,773
Notes payable                                         18,796            18,603
Other liabilities                                      8,405            11,760
                                                --------------    --------------
      Total Liabilities                              119,156           129,136
                                                --------------    --------------

Redeemable Convertible Preferred Stock                33,050            30,635

Stockholders' Equity                                   4,190             2,822
                                                --------------    --------------

      Total Liabilities and Equity              $    156,396      $    162,593
                                                ==============    ==============